LEARN WITH ORION, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2018

LEARN WITH ORION, LLC

YEAR ENDED DECEMBER 31, 2018

CONTENTS OF REPORT

Table of Contents

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

Independent Accountant's Review Report

To the Members of Learn with Orion, LLC

I have reviewed the accompanying Financial Statements of Learn with Orion, LLC, which comprise the Balance Sheet as of December 31, 2018, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the year then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

22/12/2019

LEARN WITH ORION, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2018

ASSETS

Current assets:		
Cash	$	32,592
Prepaid Rent		26,673
Security Deposit		6,668
Total current assets		65,933
Non-current assets		-
Total Assets	$	65,933

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Payroll Liabilities		47,316
Accrued Expenses		2,934
Total current liabilities		50,250
Long Term Liabilities		-
Total Liabilities		50,250
Members' Equity		15,683
Total Liabilities and Members' Equity	$	65,933

The accompanying notes are an integral part of these financial statements

LEARN WITH ORION, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue:		
Sales	$	326,909
Refunds		(42,798)
Net Sales		284,111
Expenses:		
Advertising & Marketing		128,220
Payroll Taxes		19,018
Payroll Expenses		72
Wages		83,106
Bank Charges		575
Learning Material		4,005
Reimbursable Expenses		174
Software subscriptions		2,024
Meals and Entertainment		630
Merchant Account Fees		9,650
Office expenses		330
Outside Services		265
Rent Expenses		26,673
Repairs and Maintenance		186
Travel and related Expenses		3,500
Total Expenses		278,428
Income from Operations		5,683
Income from Operations	$	5,683
Other Income (Expenses):		
Other Income (expenses)		-
Total Other Income (expenses)		-
Net Income	$	5,683

The accompanying notes are an integral part of these financial statement

LEARN WITH ORION, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Members' Equity, beginning of year	-
Owners' Contributions	25,000
Distributions to Owners	(15,000)
Net Income	5,683
Members' Equity, end of year	15,683

The accompanying notes are an integral part of these financial statements

LEARN WITH ORION, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flow From Operating Activities:		
Net Income	$	5,683
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Accrued Expenses		2,934
Payroll liabilities		47,316
Net cash provided by operating activities		55,933
Cash flow From Investing Activities:		
Prepaid Rent		(26,673)
Security Deposit		(6,668)
Net cash used by investing activities		(33,341)
Cash flow From Financing Activities:		
Owners' Contributions		25,000
Distributions to Owners		(15,000)
Net cash provided by financing activities		10,000
Increase in Cash		32,592
Cash, beginning of year		-
Cash, end of year	$	32,592

The accompanying notes are an integral part of these financial statements

LEARN WITH ORION, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Summary of significant accounting policies:

Nature of operations:
LEARN WITH ORION, LLC (the Company), is a California LLC incorporated in February 28, 2018. The Company's primary business activity is to offer educational learning material and test prep tutoring mainly tailored to High School students. In 2018, the Company offered GMAT preparation and as of 2019, the Company started providing SAT preparation. The Company's trainings are administered based on a self-paced learning approach and students are granted access to learning material on subscription basis.

Basis of accounting:
The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition – Sales:
Students are granted access to the Company's learning material after choosing a subscription plan and paying the balance due, and hence revenues are recognized when earned, that is when students are granted access to the learning material. The Company has an active refunds program and all refunds, if any are deducted from the Sales account to reach net sales.

Advertising & Marketing:
Advertising and Marketing expenses are expensed as incurred. They consist of transfers to numerous agencies for services/products the Company received to promote or help promote the sale of their services in their first year of incorporation. Most of the year's expenses were incurred for services provided by Veritas Prep, LLC, a privately-owned test prep and admissions consulting company.

Wages:
The company expenses wages as they are incurred. They consist of wages paid to regular employees as well as contractors.

LEARN WITH ORION, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Summary of significant accounting policies: (continued)

Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2018.

Payroll Liabilities:
The Company withholds tax payable on payroll as per State and Federal laws. All payroll withholdings are properly recorded in the relevant subsection of Payroll Liabilities.